UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 23, 2012

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated May 23, 2012 regarding the rejection of lawsuits on extraordinary general assembly decisions dated August 11, 2011.

May 23, 2012

ANNOUNCEMENT REGARDING THE REJECTION OF LAWSUITS ON
EXTRAORDINARY GENERAL ASSEMBLY DECISIONS DATED AUGUST 11, 2011

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

Pertaining to our extraordinary general assembly convened on August 11, 2011, the lawsuit filed by our shareholder, Çukurova Holding A.Ş.requesting the cancellation of a decision taken on “the election of statutory auditors”has been rejected by the related court. Additionally, lawsuits filed by our board of directors’ members Gulsun Nazli Karamehmet Williams and Mehmet Bulent Ergin requesting the cancellation of a decision taken on the aforementioned general assembly “not to release them from their activities and operations during the fiscal year of 2010” have also been rejected by the court.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.

http://twitter.com/TurkcellNews

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 23, 2012	By:	/s/Koray Öztürkler
		Name:	Koray Öztürkler
		Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 23, 2012	By:	/s/Nihat Narin
		Name:	Nihat Narin
		Title:	Investor & Int. Media Relations – Division Head